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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                             ____________________

                                Amendment No. 1
                                      to
                                SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
                         Pursuant to Section 14(d)(4)
                    of the Securities Exchange Act of 1934

                                 Furon Company
                           (Name of Subject Company)


                                 Furon Company
                       (Name of Person Filing Statement)


                        Common Stock, without par value
           (including the associated preferred stock purchase rights)
                         (Title of Class of Securities)


                                   361106107
                     (CUSIP Number of Class of Securities)

                            Donald D. Bradley, Esq.
                         General Counsel and Secretary
                                 Furon Company
                             29982 Ivy Glenn Drive
                        Laguna Niguel, California 92677
                                 (949) 831-5350
                          (Name, address and telephone
                         number of person authorized to
                      receive notice and communications on
                     behalf of the person filing statement)

                                with a copy to:

                              Gary J. Singer, Esq.
                             O'Melveny & Myers LLP
                      610 Newport Center Drive, Suite 1700
                        Newport Beach, California 92660
                                 (949) 760-9600

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          This Amendment No. 1 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9, originally filed with the Securities and Exchange Commission on September 24, 1999 (the "Schedule 14D-9") by Furon Company, a California corporation (the "Company"). The Schedule 14D-9 was filed in connection with the tender offer made by FCY Acquisition Corporation, a California corporation ("Purchaser") and a wholly-owned indirect subsidiary of Norton Company, a Massachusetts corporation ("Parent"), which is a wholly-owned indirect subsidiary of Compagnie de Saint-Gobain, a French corporation ("Saint-Gobain"), to purchase all the outstanding shares of common stock, without par value, of the Company, including the associated preferred stock purchase rights issued pursuant to the Company's Rights Agreement, dated April 30, 1999, between the Company and The Bank of New York (collectively, the "Shares"), at $25.50 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 24, 1999, and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1 dated September 24, 1999 of Purchaser, Parent and Saint-Gobain. The tender offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 18, 1999, among Parent, Purchaser and the Company.

Item 8.  Additional Information to be Furnished.

          Item 8 is hereby amended and supplemented by the addition of the following information thereto:

          The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to the purchase of the Shares pursuant to the Offer expired as of 11:59 P.M. (EDT) on October 15, 1999. Additionally, the waiting period under the Gesetz gegen Wettbewersbeschrankungen (the German Act Against Restraints of Competition) applicable to Purchaser's acquisition of the Shares pursuant to the Offer was terminated on October 14, 1999. A copy of the press release, dated October 18, 1999, issued jointly by the Company and Parent disclosing such expiration and termination is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.  Material to be Filed as Exhibits.

          Item 9 is hereby amended and supplemented by the addition of the following exhibit:

               Exhibit 99.1  Joint Press Release, dated October 18, 1999, issued by the Company and Parent.

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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  October 18, 1999
                                    FURON COMPANY

                                    By: /s/  J. Michael Hagan
                                        --------------------------------
                                        Name:  J. Michael Hagan
                                        Title: Chairman of the Board, Chief
                                               Executive Officer and President

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                                 EXHIBIT INDEX


Exhibit No.                         Description of Exhibit
-----------                         ----------------------

  99.1 Joint Press Release, dated October 18, 1999, issued by Furon Company and Norton Company.

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